SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of September, 2005

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit No.       Description

Exhibit No. 1     Holding(s) in Company released on 13 September, 2005
Exhibit No. 2     Holding(s) in Company released on 16 September, 2005
Exhibit No. 3     Director/PDMR Shareholding released on 19 September, 2005
Exhibit No. 4     Director/PDMR Shareholding released on 22 September, 2005

Exhibit No. 1


                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     DEUTSCHE BANK AG

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THEIR SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE LETTER BELOW

5)   Number of shares/amount of stock acquired.


6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

     ORDINARY SHARES

10)  Date of transaction

     9 SEPTEMBER 2005

11)  Date company informed

     13 SEPTEMBER 2005

12)  Total holding following this notification

     19,695,982

13)  Total percentage holding of issued class following this notification

     3.15%

14)  Any additional information



15)  Name of contact and telephone number for queries

     CHARLES CORMICK
     COMPANY SECRETARY
     THE RANK GROUP PLC
     6 CONNAUGHT PLACE
     LONDON W2 2EZ

16) Name and signature of authorised company official responsible for making this notification

     CHARLES CORMICK           TEL: 020 7535 8012

     Date of Notification      13 SEPTEMBER 2005



Letter to: Rank Group Plc
Dated: 09 September 2005


Disclosure of interests in shares

In response to your recent telephone conversation with Kelly-Jade Ledwich in this office, and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the revised relevant issued share capital of your company is 624,875,153 ordinary shares. Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 19,695,982 ordinary shares of Rank Group Plc, amounting to 3.15%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.


From: Deutsche Bank AG London

Exhibit No. 2

                                SCHEDULE 10

                  NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     DEUTSCHE BANK AG

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NO LONGER A NOTIFIABLE INTEREST IN COMPANY IN (2) ABOVE AND ANY OF ITS SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE LETTER BELOW

5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class



7)   Number of shares/amount of stock disposed



8)   Percentage of issued Class



9)   Class of security

     ORDINARY SHARES

10)  Date of transaction

     15 SEPTEMBER 2005

11)  Date company informed

     16 SEPTEMBER 2005

12)  Total holding following this notification

     SEE LETTER BELOW

13)  Total percentage holding of issued class following this notification

     SEE LETTER BELOW

14)  Any additional information



15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     ASSISTANT COMPANY SECRETARY
     TEL: 020 7706 1111

16) Name and signature of authorised company official responsible for making this notification

     Date of Notification      16 SEPTEMBER 2005



Letter to: Rank Group Plc
Dated: 15 September 2005


Disclosure of interests in shares

Further to our letter of 09 September 2005 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 624,875,153 ordinary shares, Deutsche Bank AG, and its subsidiary companies no longer have a notifiable interest in the ordinary shares of Rank Group plc.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

If you require any further information concerning this notification, please contact Kelly-Jade Ledwich, Andrew Anderson or David Lindsay in the Compliance Department of Deutsche Bank AG London.


From: Deutsche Bank AG London

Exhibit No. 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16,
        23 and 24.


Please complete all relevant boxes in block capital letters.


1.  Name of the issuer    THE RANK GROUP PLC




2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

    (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

    (iii) both (i) and (ii)

    (i)


3.  Name of person discharging managerial responsibilities/director

     CYRIL DRABINSKY


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

    N/A


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

     HOLDING OF PERSON REFERRED TO IN 3) ABOVE


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

    EXECUTIVE SHARE OPTION OVER
    ORDINARY SHARES OF 10P EACH


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

    SCHWECO NOMINEES LIMITED


8.  State the nature of the transaction

    EXERCISE AND DISPOSAL OF SHARE OPTION


9. Number of shares, debentures or financial instruments relating to shares acquired

    163,860


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

     NOT SIGNIFICANT


11. Number of shares, debentures or financial instruments relating to shares disposed

     163,860


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

     NOT SIGNIFICANT


13. Price per share or value of transaction

     EXERCISE - 271P
     DISPOSAL - 301.88P


14. Date and place of transaction

     16 SEPTEMBER 2005


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

     110,646


16. Date issuer informed of transaction

    19 SEPTEMBER 2005


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes




17. Date of grant




18. Period during which or date on which it can be exercised




19. Total amount paid (if any) for grant of the option




20. Description of shares or debentures involved (class and number)




21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise




22. Total number of shares or debentures over which options held following notification




23. Any additional information




24. Name of contact and telephone number for queries




Name and signature of duly authorised officer of issuer responsible for making notification

    CLARE DUFFILL
    020 7706 1111


Date of notification     19 SEPTEMBER 2005

Exhibit No. 4

22 September 2005


                              THE RANK GROUP Plc


                              DIRECTORS' DEALING


The Rank Group Plc ("the Company") announces that on 22 September 2005 it granted an option over its Ordinary shares, pursuant to the Company's 2002 Executive Share Option Scheme approved by shareholders at the annual general meeting on 25 April 2002, to the following director:

Director          No. of Ordinary shares over which options were granted

Peter Gill        230,831

The option, which has an exercise price of 303.25 pence per share, is subject to the achievement of performance conditions, as specified in the rules of the Scheme.


The Company also announces that on 22 September 2005 it granted a restricted award over its Ordinary shares, pursuant to the Company's 2005 Long Term Incentive Plan approved by shareholders at the annual general meeting on 27 April 2005, to the following director:

Director          No. of Ordinary shares

Peter Gill        115,226

Under the Plan, directors are not required to make any payment for the shares, which will be released subject to the achievement of performance conditions, including a total shareholder return target, over a three year period.

                                   -ends-


Enquiries:

The Rank Group Plc
Charles Cormick - Company Secretary
020 7706 1111

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  26 September 2005

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary